EXHIBIT 8.1

Subsidiaries

ENTITY	PLACE OF INCORPORATION

Cimatron Technologies, Inc.	United States

Cimatron Technologies Inc.	Canada

Cimatron GmbH	Germany

Cimatron Sarl	France

Cimatron UK Ltd.	United Kingdom

Cimatron Japan K.K.	Japan

Cimatron (Beijing) Technology Co. Ltd.	China

Korea Cimatron Technologies Co. Ltd.*	Korea

* We hold only 30% of the shares of this joint venture, which we formed in Korea together with JY Solutec Co., LTD.